As filed with the Securities and Exchange Commission on July 1, 2014
Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2013
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number:  001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia Retirement Savings and Investment Plan
Nokia Inc.
6363 N. State Hwy 161 Suite 800
Irving, Texas, 75038

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation
Karakaari 7, P.O. Box 226
FIN-02610 NOKIA GROUP
Espoo, Finland

Nokia Retirement Savings and Investment Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements as of December 31, 2013 and 2012 for the years then ended	4

Signature Page	20

Index To Exhibits	21

Consent of Independent Registered Public Accounting Firm	22

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Nokia Retirement Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
June 30, 2014

Nokia Retirement Savings and Investment Plan
Financial Statements and Supplemental Schedules
December 31, 2013 and 2012

Nokia Retirement Savings and Investment Plan
Contents

Page(s)

Independent Auditor’s Report		1

Financial Statements

Statements of Net Assets Available for Benefits for the Year Ended December 31, 2013 and 2012		3

Statement of Changes in Net Assets Available for Benefits December 31, 2013		4

Notes to Financial Statements		5–11

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2013		13

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions		14

Note:	Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Independent Auditor’s Report

To the Participants and Administrator of
the Nokia Retirement Savings and Investment Plan

We have audited the accompanying financial statements of the Nokia Retirement Savings and Investment Plan (the “Plan”), which comprise the statements of net assets available for benefits as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997 T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
June 30, 2014

Nokia Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value	$841,629,110	$733,069,428
Receivables
Employer contributions	803,702	778,450
Participant contributions	1,154,996	1,111,028
Participant loans	7,770,455	8,965,616
Total assets	851,358,263	743,924,522
Liabilities
Accrued expenses	103,787	128,056
Net assets available for benefits at fair value	851,254,476	743,796,466
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(936,712)	(1,902,340)
Net assets available for benefits	$850,317,764	$741,894,126

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Investment income
Net appreciation in fair value of investments	$142,053,821
Dividend and interest income	21,008,300
163,062,121
Contributions
Employer	27,333,734
Participant	37,475,138
Rollovers	3,000,224
67,809,096
Deductions
Benefits paid to participants	(121,648,426)
Administrative expenses and other	(799,153)
(122,447,579)
Net Increase	108,423,638

Net assets available for benefits
Beginning of year	741,894,126
End of year	$850,317,764

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Description of Plan

The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2012) (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia, Inc. (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration.

Eligibility
Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns, part time employees and cooperatives in the payroll system are not eligible to participate in the Plan.

Contributions
Participant contributions take the form of before-tax contributions and are deferred for federal income tax purposes.  The Plan does not allow for voluntary after-tax contributions for employees working in the United States.  Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their compensation, as defined in the Plan agreement.  The maximum contribution rate is 50% of eligible compensation of which up to $17,500 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code”) for the 2013 plan year (the “Plan Year”) may be made pre-tax.  All participants who are eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan year were eligible to make additional catch-up contributions of up to $5,500 during the Plan Year.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan including Fidelity mutual funds, Nokia ADR shares, and common stocks and other mutual funds through a self-directed brokerage option.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.  Additional discretionary Employer contributions may be made upon the approval of the Company’s Board of Directors.  The Company made no additional discretionary contributions for the plan year ended December 31, 2013.

There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Participant and Company contributions are subject to certain IRS limitations.

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the employer’s matching contribution, an allocation of the employer’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the Plan agreement.  Plan earnings are allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The loans, maturing at various dates through 2043, are collateralized by the balance in the participant’s account.  The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 3.25% to 10.25% at December 31, 2013.  Principal and interest is repaid ratably through bi-monthly payroll deductions.  Participant loans are carried at unpaid principal plus accrued interest.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures
At December 31, 2013 and 2012, forfeited nonvested accounts totaled $1,315,880 and $1,667,011 respectively.  These accounts will be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges.  In 2013, employer contributions were reduced by $3,018,037 and Plan administrative fees and certain investment charges of $431,010 were paid from forfeited nonvested accounts.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

Nokia ADR shares are paid out in cash or certificates as requested by the participant.  Fractional shares are paid in cash.

A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70½.

A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the Plan document.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recognized on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Plan Expenses
Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan.  All other operating expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments and contributions receivable.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Benefits
Benefit distributions to participants are recorded when paid.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Investments

Investments that represent 5% or more of the Plan’s net assets at the end of the year are as follows:

	2013		2012
Collective investment trust
Fidelity Managed Income Portfolio II Fund	$66,544,863	*	$68,586,952	*

Mutual funds
Allianz NFJ Small Cap Value Fund	62,169,231	*	54,851,153	*
American Balanced Fund	57,036,080	*	50,285,844	*
American Euro Pacific Growth Fund	76,457,092	*	72,210,268	*
American Funds Growth Fund of America	-		44,815,845	*
PIMCO Total Return Fund	69,955,073	*	92,662,965	*
Vanguard Institutional Index Fund	166,278,203	*	95,430,459	*
Spartan Extended Market Index	51,045,504	*	37,341,731	*
Vanguard Small Growth Institutional Index Fund	42,868,855	*	31,247,956

*    Indicates investments that represent 5% or more of the Plan’s net assets available for benefits.

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

Nokia ADR shares	$22,196,622
Mutual funds	113,323,597
Collective investment trust and other investments	6,533,591
Net appreciation in fair value of investments	$142,053,810

At December 31, 2013, approximately 5% of the Plan’s assets are invested in the Nokia ADR shares (3% at December 31, 2012).  The Plan owned 5,018,183 shares with a fair value of $8.11 per share at December 31, 2013 and 5,822,148 shares with a fair value of $3.95 per share at December 31, 2012.

Fair Value

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:  Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Registered Investment Companies
The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”).  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Common/Collective Trust (“CCT”)
The Fidelity Managed Income Portfolio II Fund (CCT) is composed of a fully benefit-responsive investment contract and classified as level 2 investment.  The CCT is valued at NAV and primarily invested in fixed income securities.  The CCT is not available in an exchange and active market, however, the fair value is determined based on the observable inputs of underlying investments as traded in an exchange and active market.  There is no restriction in place with respect to the daily redemption of the CCT.

Common Stocks
Nokia American Depository Shares (“Nokia ADR shares”) and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Mutual funds
Mid/Large Cap Fund	$387,433,138	$-	$387,433,138
Fixed Income Fund	129,249,446		129,249,446
Small Cap Fund	105,038,085		105,038,085
International Fund	76,457,092		76,457,092
Subtotal	698,177,761	-	698,177,761
Nokia ADR Common Stock	40,697,464		40,697,464
Self-directed brokerage account
Interest-bearing cash	10,298,307		10,298,307
Common stock	18,417,766		18,417,766
Mutual funds	6,764,688		6,764,688
Other	728,261		728,261
Subtotal	36,209,022	-	36,209,022
Common collective trust
Fixed income Fund		66,544,863	66,544,863
Total assets at fair value	$775,084,247	$66,544,863	$841,629,110

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Mutual funds
Mid/Large Cap Fund	$353,746,228	$-	$353,746,228
Fixed Income Fund	98,588,125		98,588,125
Small Cap Fund	86,099,108		86,099,108
International Fund	72,210,268		72,210,268
Subtotal	610,643,729	-	610,643,729
Nokia ADR Common Stock	22,997,485		22,997,485
Self-directed brokerage account			-
Interest-bearing cash	8,461,159		8,461,159
Common stock	16,535,263		16,535,263
Mutual funds	5,304,920		5,304,920
Other	539,921		539,921
Subtotal	30,841,263	-	30,841,263
Common collective trust
Fixed income Fund		68,586,952	68,586,952
Total assets at fair value	$664,482,477	$68,586,952	$733,069,429

Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated November 16, 2009 that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Related Party Transactions

The Plan purchased and sold approximately $1,652,857 and $6,140,917 in Nokia ADR shares, respectively, during 2013.  The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

The Plan is administered by Fidelity Investments Institutional Operations Company as the recordkeeper and Fidelity Management Trust Company as the trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund and the Spartan Extended Market Index Fund qualify as party-in-interest transactions.  Loans to participants also qualify as party-in-interest transactions.

Each of these transactions are exempt from the prohibited transaction rules under ERISA.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$850,317,765	$741,894,126
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	936,712	1,902,340
Net assets available for benefits per the Form 5500	$851,254,477	$743,796,466

The following is a reconciliation of the net increase in assets available for benefits as of December 31, 2013, per the financial statements to the Form 5500:

Net increase per the financial statements	$108,423,638
Less: Reversal of prior year adjustment from contract value to fair value	(1,902,340)
Add: Adjustment from contract value to fair value at December 31, 2013	936,712
Net increase per the Form 5500	$107,458,010

Subsequent Events

On April 25, 2014, Microsoft Corp. announced it has completed its acquisition of the Nokia Devices and Services business.  The acquisition has been approved by Nokia shareholders and by governmental regulatory agencies around the world.  The completion of the acquisition marks the first step in bringing these two organizations together as one team.  At the close of market on April 24, 2014, participation in the Nokia Stock Fund was frozen to new contributions.

Supplemental Schedules

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value
	Allianz NFJ Small Cap Value Fund	Mutual fund		$62,169,231
	American Balanced Fund	Mutual fund		57,036,080
	American EuroPacific Growth Fund	Mutual fund		76,457,092
*	Fidelity Managed Income Portfolio II	Collective investment trust		66,544,863
*	Nokia ADR Shares	ADR shares		40,697,464
*	Fidelity Participant Account Interest Bearing Cash	Mutual fund		1,433,235
	PIMCO Total Return Fund	Mutual fund		69,955,073
*	Spartan Extended Market Index Fund	Mutual fund		51,045,504
	Vanguard Institutional Index Fund	Mutual fund		166,278,203
	Vanguard Small Growth Institutional Index Fund	Mutual fund		42,868,855
	Vanguard Target Retirement 2010	Mutual fund		1,502,876
	Vanguard Target Retirement 2015	Mutual fund		4,982,372
	Vanguard Target Retirement 2020	Mutual fund		6,276,522
	Vanguard Target Retirement 2025	Mutual fund		20,696,389
	Vanguard Target Retirement 2030	Mutual fund		11,497,309
	Vanguard Target Retirement 2035	Mutual fund		35,512,480
	Vanguard Target Retirement 2040	Mutual fund		16,501,278
	Vanguard Target Retirement 2045	Mutual fund		19,264,066
	Vanguard Target Retirement 2050	Mutual fund		5,814,550
	Vanguard Target Retirement 2055	Mutual fund		1,804,919
	Vanguard Target Retirement Funds	Mutual fund		5,768,368
	Vanguard Windsor II Fund	Mutual fund		41,313,359
	BrokerageLink	Common stocks and mutual funds		36,209,022
	Subtotal			841,629,110
	Participant loans	Interest rate varying between 3.25% and 10.25%, maturing at various dates through 2043		7,770,455
				$849,399,565

*     Party-in-interest

**     Not applicable due to investments being participant-directed.

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$1,929,159	$1,929,159

Represents delinquent participant contributions and loan repayments from various 2013 pay periods.  The Company intends to transmit lost earnings to the Plan and file the required Form 5330 prior to July 31, 2014.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia Retirement Savings and Investment Plan

Date: July 1, 2014	By:	/s/ Linda Fonteneaux
Name: Linda Fonteneaux
Title: Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.